UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: January 25, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated January 24, 2011 entitled “Notice of Listing on the Stock Exchange of Hong Kong Limited”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This advertisement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

NOTICE OF LISTING ON
THE STOCK EXCHANGE OF HONG KONG LIMITED

CNOOC FINANCE (2011) LIMITED
(Incorporated in the British Virgin Islands with limited liability)

as Issuer

US$1,500,000,000 4.25 % Guaranteed Notes due 2021
(Stock Code: 4506)

 US$500,000,000 5.75 % Guaranteed Notes due 2041
(Stock Code: 4507)

Unconditionally and irrevocably guaranteed by
CNOOC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code:  883)

Joint Lead Managers and Bookrunners
in alphabetical order

Barclays Bank PLC
BOCI Asia Limited
Citigroup Global Markets Inc.
Goldman Sachs (Asia) L.L.C.
J.P. Morgan Securities Ltd.
Merrill Lynch International

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in US$1,500,000,000 aggregate principal amount of 4.25 % notes

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due 2021 and US$500,000,000 aggregate principal amount of 5.75 % notes due 2041 (guaranteed by CNOOC Limited) (the “Notes”) as described in the Offering Circular dated 21 January 2011 and such permission to deal in the Notes is expected to become effective on or about 27 January 2011.

24 January 2011

As at the date of this announcement, the Board of the Issuer comprises of:

CNOOC Limited

As at the date of this announcement, the Board of CNOOC Limited comprises of:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Zhenfang

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